UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For January 6, 2017

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

This Report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 (File No. 333- 202880) of ING Groep N.V. and the Registration Statements on Form S-8 (Files Nos. 333-172921, 333-172920, 333-172919, 333-168020, 333-165591, 333-158155, 333-158154, 333-149361, 333-137354, 333-125075, 333-108833, 333-81564) of ING Groep N.V. and shall be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

This Report contains the following:

Exhibit No.

99.1	Amended Articles of Association of ING Groep N.V., dated July 26, 2016.

Signature page to Form 6-K

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ C. Blokbergen
Name: C. Blokbergen Title: Head Corporate Legal Department

By:	/s/ W.A. Brouwer
Name: W.A. Brouwer Title: Head Global Legal Department

Dated: January 6, 2017

Signature page to Form 6-K